Exhibit 99.1

     FINANCIAL FEDERAL CORPORATION REPORTS SECOND QUARTER RESULTS


NEW YORK, NY:  March 3, 2009 - Financial Federal Corporation (NYSE:
FIF) today announced results for its second quarter ended January 31, 2009. Net income for the quarter decreased by 2% to $12.3 million from $12.6 million in the second quarter of fiscal 2008. Diluted earnings per share decreased by 4% to $0.49 from $0.51. Finance receivables originated during the quarter were $126 million compared to $225 million in the second quarter of fiscal 2008.

Results for the quarter include a $1.0 million after-tax gain on retirement of debt. The Company purchased $42.3 million of its convertible debentures in the open market for $40.6 million. The Company expects the holders of these debentures will exercise their put option requiring the Company to repay the remaining $132.7 million principal amount in April 2009. Without this after-tax gain, net income decreased by 10% to $11.3 million and diluted earnings per share decreased by 12% to $0.45. Net income decreased because of lower average receivables and higher non-performing assets.

For the first half of fiscal 2009 and 2008, net income was $24.0 million and $25.3 million, respectively, a 5% decrease. Diluted earnings per share also decreased by 5% to $0.96 from $1.01. Finance receivables originated were $351 million in 2009 compared to $484 million in 2008. Finance receivables outstanding decreased to $1.80 billion at January 31, 2009 from $1.94 billion at July 31, 2008. Without the after-tax debt retirement gain, net income decreased by 9% to $23.0 million and diluted earnings per share also decreased by 9% to $0.92.

The amounts of net income and diluted earnings per share excluding the $1.0 million debt retirement gain are non-GAAP financial measures and are presented because the Company believes they will be useful to investors because they provide consistency and comparability with the prior period's operating results and a better understanding of the changes and trends in the Company's operating results.

Paul R. Sinsheimer, CEO, commented: "Despite what I would describe as an avalanche of negative economic data and sentiment, Financial Federal's operating earnings for the quarter were $11.3 million resulting in a 10.4% return on shareholder equity. Our strong balance sheet reflects a high, growing tangible capital-to-assets ratio that now stands at 24%. As the extent of the current economic downturn remains uncertain, we continue to prepare for an even more difficult environment as well as position the organization for what I believe will be a better future operating climate."

Steven F. Groth, CFO, remarked: "We continued to increase liquidity during the quarter to $429 million. This amount decreases to around $300 million after providing for the repayment of our convertible debentures that may be put to us next quarter.
These liquidity levels give us the ability to be selective in issuing new debt."


Financial Highlights
   * Net interest margin improved to 5.94% in the second quarter from 5.34% in the second quarter of fiscal 2008, the net yield on our finance receivables decreased to 8.72% from 9.23% and our cost of debt decreased to 3.78% from 5.00% because of lower short-term market interest rates.
   * The provision for credit losses increased to $2.1 million in the second quarter from $0.8 million in the second quarter of fiscal 2008 because we increased the allowance for credit losses due to higher levels of net charge-offs, non-performing assets and delinquencies.
   * Salaries and other expenses increased by 6% to $7.3 million in the second quarter from $6.9 million in the second quarter of fiscal 2008 mostly because of higher non-performing asset costs. The efficiency ratios were 26.1% and 24.3% and the expense ratios were 1.55% and 1.30%.
   * Return on equity decreased to 11.3% in the second quarter compared to 12.9% in the second quarter of fiscal 2008 and leverage is 27% lower at 3.0 at January 31, 2009 from 4.1 at January 31, 2008.

Asset Quality
Asset quality has been declining for over a year due to recessionary economic conditions but remained acceptable in the second quarter of fiscal 2009:
   * Net charge-offs were $2.0 million or 0.44% (annualized) of average finance receivables compared to $1.4 million or 0.29% in the first quarter of fiscal 2009 and $0.7 million or 0.13% in the second quarter of fiscal 2008.
   * Non-performing assets were 2.97% of total finance receivables at January 31, 2009 compared to 2.44% at October 31, 2008 and 1.82% at January 31, 2008.
   * Delinquent receivables (60 days or more past due) were 1.47% of total receivables at January 31, 2008 compared to 1.19% at October 31, 2008 and 1.22% at January 31, 2008.
   * The allowance for credit losses was 1.38% of receivables at January 31, 2009 compared to 1.31% at October 31, 2008 and 1.16% at January 31, 2008.

Net charge-offs were $3.4 million or 0.36% (annualized) of average finance receivables in the first half of fiscal 2009 compared to $1.1 million or 0.10% in the first half of fiscal 2008.


Conference Call
The Company will host a conference call March 4, 2009 at 11:00 a.m.
(ET) to discuss its second quarter results. The call can be listened to on the Company's website www.financialfederal.com
(click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2008. Risk factors include
(i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses
(iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


               CONSOLIDATED UNAUDITED INCOME STATEMENTS
               (In thousands, except per share amounts)

=====================================================================
                              Three months ended     Six months ended
                                     January 31,          January 31,
---------------------------------------------------------------------
                                  2009      2008       2009      2008
=====================================================================
Finance income                 $40,613   $48,708    $83,606   $98,304
Interest expense                12,932    20,527     28,318    42,608
Net finance income before
  provision for credit losses
  on finance receivables        27,681    28,181     55,288    55,696
Provision for credit losses
  on finance receivables         2,100       800      3,500     1,200
---------------------------------------------------------------------
   Net finance income           25,581    27,381     51,788    54,496
Gain on debt retirement          1,588         -      1,588         -
Salaries and other expenses     (7,237)   (6,852)   (14,406)  (13,361)
---------------------------------------------------------------------
   Income before income taxes   19,932    20,529     38,970    41,135
Provision for income taxes       7,634     7,945     14,993    15,885
---------------------------------------------------------------------
     NET INCOME                $12,298   $12,584    $23,977   $25,250
=====================================================================

Earnings per common share:
     Diluted                     $0.49     $0.51      $0.96     $1.01
     Basic                       $0.50     $0.52      $0.98     $1.03
=====================================================================

Number of shares used:
     Diluted                    25,047    24,718     25,017    25,074
     Basic                      24,587    24,338     24,575    24,510
=====================================================================


            CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                              (In thousands)

=====================================================================
                               January 31,     July 31,   January 31,
                                      2009         2008          2008
=====================================================================
ASSETS
Finance receivables             $1,804,035   $1,940,792    $2,072,791
Allowance for credit losses        (24,846)     (24,769)      (24,133)
---------------------------------------------------------------------
   Finance receivables - net     1,779,189    1,916,023     2,048,658
Cash                                 9,279        8,232         6,073
Other assets                        17,847       18,613        11,890
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TOTAL ASSETS                    $1,806,315   $1,942,868    $2,066,621
=====================================================================

LIABILITIES
Debt                            $1,317,000   $1,467,000    $1,609,000
Accrued interest, taxes and
  other liabilities                 53,477       60,996        66,455
---------------------------------------------------------------------
Total liabilities                1,370,477    1,527,996     1,675,455

STOCKHOLDERS' EQUITY               435,838      414,872       391,166
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY    $1,806,315   $1,942,868    $2,066,621
=====================================================================